UNITED STATES OF AMERICA
BEFORE THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

File No 070-9091

REPORT FOR PERIOD

April 1, 2005 to June 30, 2005

PURSUANT TO RULE 24

In the matter of:

CSW Energy, Inc.
CSW International, Inc.
Columbus, Ohio 43215

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by CSW Energy, Inc. (“CSW Energy”), and CSW International, Inc. (“CSW International”). The two companies are wholly owned subsidiaries of AEP Utilities, Inc.

Under HCAR 35-26887, CSW Energy and CSW International are authorized to enter into agreements to provide energy-related services to certain associate companies at fair market prices.

Attached is the information required pursuant to HCAR 35-26887.

(1)	Consolidated Balance Sheets for CSW Energy and CSW International as of the relevant quarter end. Refer to Exhibits A and B, respectively.

(2)	Consolidated Statements of Income for CSW Energy and CSW International for the twelve months ended as of the relevant quarter end. Refer to Exhibits C and D, respectively.

(3)
Name, owner, and location of each qualifying facility, independent power facility and foreign utility company served by CSW Energy and CSW International or subsidiaries thereof as specified in HCAR 35-26887.   None.

(4)	The amount of compensation received from each qualifying facility, independent power facility and foreign utility company. None.

(5)	Information on intercompany service transactions as specified in HCAR 35-26887 between CSW Energy, CSW International and their respective subsidiaries. None.

Exhibit A

CSW Energy, Inc.
Consolidated Balance Sheet
June 30, 2005
(Unaudited)
($000's)
Assets

Current Assets:
Cash and Cash Equivalents	$7,143
Advances to Affiliates	7,787
Accounts Receivable	3,148
Income Tax Benefit	4,933
Prepaid Expenses and Other	3,523
Total Current Assets	26,534

Investments In and Advances to Energy Projects	36,778

Other Assets:
Construction in Progress and Project Development Costs	17
Property, Plant, and Equipment, net	118,853
Other	1,553
Total Other Assets	120,423

Total Assets	$183,735

Liabilities and Shareholder's Equity

Current Liabilities:
Accounts Payable	$256
Accounts Payable - Affiliated	1,466
Long-term Debt Due Within One Year	8,106
Accrued Liabilities and Other	1,490
Total Current Liabilities	11,318

Long-term Debt	55,595
Deferred Income Taxes	54,828
Other	6,382
Total Liabilities	128,123

Shareholder's Equity (Deficit):
Common Stock	1
Additional Paid-in-Capital	72,233
Accumulated Deficit	(16,622)
Total Shareholder's Equity	55,612

Total Liabilities and Shareholder's Equity	$183,735

Exhibit B

CSW International, Inc.
Consolidated Balance Sheet
June 30, 2005
(Unaudited)
($000's)

Assets

Current Assets:
Advances to Affiliates	$6,212
Prepayments and Other	166
Total Current Assets	6,378
Deferred Income Tax Benefit	4,867
Total Assets	$11,245

Liabilities and Capitalization

Current Liabilities:
Accounts Payable - Affiliated	$128
Accrued Taxes Payable	16,365
Other	15,035
Total Current Liabilities	31,528

Capitalization:
Common Stock	1
Paid-in Capital	113,762
Accumulated Deficit	(134,046)
Total Capitalization	(20,283)

Total Liabilities and Capitalization	$11,245

Exhibit C

CSW Energy, Inc.
Consolidated Statement of Income
For the Twelve Months Ended June 30, 2005
(Unaudited)
($000's)

2005
OPERATING REVENUE:
Electric Revenues	$13,167
Equity in Income from Energy Projects	4,878
Operating and Maintenance Contract Services	11,641
Other	(471)
Total Operating Revenue	29,215

OPERATING EXPENSES:
Operating, Maintenance and Supplies	10,186
Depreciation and Amortization	7,674
Salaries, Wages and Benefits	4,037
General and Administrative Expenses	8,300
Total Operating Expenses	30,197

INCOME (LOSS) FROM OPERATIONS	(982

OTHER INCOME (EXPENSE):
Interest Income	8,732
Interest Expense	(5,049)
Sale of Project Ownership Interest	104,623
Provision for Asset Impairment	(1,650)
Other	3,002
Total Other Income (Expense)	109,658

INCOME (LOSS) BEFORE INCOME TAXES	108,676

INCOME TAX EXPENSE (BENEFIT)	34,286

INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	74,390

DISCONTINUED OPERATIONS, NET OF TAX	-

NET INCOME (LOSS)	$74,390

Exhibit D

CSW International, Inc.
Consolidated Statement of Income
For the Twelve Months Ended June 30, 2005
(Unaudited)
($000's)

2005
Operating Revenues - Equity Earnings	$-

Operating Expenses - General and Administrative	393

Operating Loss	(393)

Other Income (Expense):
Interest Income	501
Interest Income-Affiliated	843
Interest Expense	(68)
Interest Expense-Affiliated	(114)
Gain from Sale of Vale	-
Gain from Sale of Socoast	47,595
Other	(3,043)
Total Other Income	45,714

Income Before Income Taxes	45,321

Income Tax Expense (Benefit)	10,591

Net Income	$34,730

S I G N A T U R E

As required by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW Energy and CSW International have duly caused this report to be signed on their behalf on this 24th day of August, 2005.

/s/ Rebecca J. Buonavolonte

Rebecca J. Buonavolonte
Managing Director - Financial Reporting
AEP Service Corporation